SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2 of 12

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,687,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,687,500

11.	Aggregate amount beneficially owned by each reporting person 4,687,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 095306106	13D	Page 3 of 12

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,564,549
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,564,549

11.	Aggregate amount beneficially owned by each reporting person 3,564,549
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 095306106	13D	Page 4 of 12

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,564,549
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,564,549

11.	Aggregate amount beneficially owned by each reporting person 3,564,549
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 095306106	13D	Page 5 of 12

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,687,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,687,500

11.	Aggregate amount beneficially owned by each reporting person 4,687,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 095306106	13D	Page 6 of 12

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,687,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,687,500

11.	Aggregate amount beneficially owned by each reporting person 4,687,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 095306106	13D	Page 7 of 12

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 3920 Arkwright Road, 2nd Floor, Macon, Georgia, 31210.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)

The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing shares of Common Stock by the Reporting Persons and Blackwell Partners LLC – Series A, a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

CUSIP No. 095306106	13D	Page 8 of 12

Purchaser	Source of Funds	Amount
CCP	Working Capital	$57,032,784
Separate Account	Working Capital	$17,967,216

Item 4.	Purpose of Transaction.

Subscription Agreement

On December 15, 2021 (the “Closing Date”), the Issuer entered into and consummated a subscription agreement (the “Subscription Agreement”) with CCP and the Separate Account (each, a “Subscriber” and collectively, the “Subscribers”). Pursuant to the Subscription Agreement, CCP purchased from the Issuer 3,564,549 shares of Common Stock, at a purchase price of $16.00 per share (the “CCP Subject Shares”), and the Separate Account purchased from the Issuer 1,122,951 shares of Common Stock, at a purchase price of $16.00 per share (the “Separate Account Subject Shares”, and together with the CCP Subject Shares, the “Subject Shares”). The aggregate purchase price for the Subject Shares was $75 million. As a result of the sale, the Subscribers beneficially own approximately 14.7% of the Common Stock.

The Subscribers have been granted certain pre-emptive rights under the Subscription Agreement pursuant to which, if the Subscribers are then holding an aggregate number of shares of Common Stock equal to at least fifty percent (50%) of the aggregate number of Subject Shares purchased by the Subscribers under the Subscription Agreement and either (x) the Issuer proposes to issue any Equity Securities (as defined in the Subscription Agreement) in a transaction pursuant to which the per share value of the Common Stock has an effective price of $16.00 or less (as adjusted for any stock split or stock dividend by the Issuer) or (y) the Issuer proposes to issue at any time prior to the two (2) year anniversary of the Closing Date Equity Securities in a transaction pursuant to which the per share value of the Common Stock has an effective price of greater than $16.00 (as adjusted for any stock split or stock dividend by the Issuer), then the Subscribers will have a joint (and not several) preemptive right to purchase up to their aggregate Pro Rata Share (as defined in the Subscription Agreement) of all Equity Securities issued in connection with such transaction.

None of the Subject Shares may be directly or indirectly transferred, disposed of or otherwise monetized in any manner by the Subscribers for a period of sixty (60) days after the Closing Date or at any time thereafter, except in a transaction that is in compliance with the Securities Act of 1933, as amended, and applicable state securities laws.

For a period of one year following the Closing Date, a Subscriber (provided in the case of the Separate Account, only to the extent of the separate account managed by CCM) or any of its controlled affiliates will not, unless authorized by a committee of the board of directors of the Issuer (the “Board”) comprised of Independent Directors (as such term is defined in the corporate governance rules of the Nasdaq Global Market), directly or indirectly,

(a)

acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any voting securities of the Issuer or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Issuer or

(b)

arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities of the Issuer or any securities convertible into or exchangeable or exercisable for any voting securities or assets of the Issuer or assets of the subsidiaries of the Issuer, except for such assets as are then being offered for sale by the Issuer or its subsidiaries, if, following such acquisition, financing or conversion, any Subscriber or any of its controlled affiliates would beneficially own 90% or more of the voting power of the outstanding voting securities of the Issuer.

CUSIP No. 095306106	13D	Page 9 of 12

If, during the one year period following the date of the Closing Date, a Subscriber (provided in the case of the Separate Account, only to the extent of the separate account managed by CCM) or any of its controlled affiliates make a written proposal to acquire the remaining outstanding shares of the Issuer’s capital stock not then beneficially owned by the Subscribers (a “Sale Proposal”), such Subscriber agrees that the Sale Proposal will be considered by a committee of the Board consisting solely of Independent Directors and will not consummate such Sale Proposal without the approval of such committee.

Except for the transactions contemplated by the Subscription Agreement, neither Subscriber (provided in the case of Separate Account, only to the extent of the separate account managed by CCM) nor any of its controlled affiliates shall enter into or consummate any material transaction not in the ordinary course of business between the Issuer and such Subscriber, other than a Sale Proposal or other transaction subject to transfer restrictions and standstill provisions of the Subscription Agreement between the Issuer and such Subscriber, without the approval of a committee of the Board comprised of Independent Directors, for a period of three years immediately following the Closing Date.

Additionally, the Issuer represented and warranted that the Board duly adopted a resolution providing that, pursuant to and in accordance with Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), to the extent any Subscriber acquires a number of additional shares of Common Stock following the Closing Date that would cause such Subscriber to become an “interested stockholder” under Section 203 of the DGCL (such transaction, the “Future Transaction”), the Board has approved the Future Transaction for the express purpose of exempting the execution, delivery and/or performance of the Future Transaction from the restrictions on business combinations set forth in Section 203 of the DGCL as a result of the Future Transaction (provided that in the case of the Separate Account, such Future Transaction shall only be exempt to the extent conducted through the separate account managed by CCM).

In accordance with the Subscription Agreement, the size of the Board was increased to ten members, and Adam Gray was appointed as a Class II member of the Board on December 15, 2021. Pursuant to the Subscription Agreement, CCM has the right to designate one nominee for inclusion in the slate of directors proposed to stockholders for so long as the Subscribers, together with other funds and accounts managed by CCM, hold a number of shares of Common Stock in aggregate equal to at least 2,343,750 shares.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Subscription Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Amendment and Joinder to Registration Rights Agreement

On December 15, 2021, in connection with the Subscription Agreement, the Issuer entered into an Amendment and Joinder (the “Amendment and Joinder”) to that certain Registration Rights Agreement, dated as of February 24, 2015 (as amended by the Amendment and Joinder, the “Registration Rights Agreement”), with ASP BB Holdings LLC (as Transferee of The Traxis Group B.V.), CCP and the Separate Account, pursuant to which CCP and the Separate Account were added as parties to and recipients of the registration rights set forth in the Registration Rights Agreement, including customary shelf, demand and piggyback registration rights on substantially similar terms as the other Holders (as such term defined in the Registration Rights Agreement) party thereto.

CUSIP No. 095306106	13D	Page 10 of 12

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

General

The Reporting Persons acquired shares of the Common Stock for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Common Stock or dispose of all shares of Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 31,967,900 shares of Common Stock (which is calculated based on 27,280,400 shares of Common Stock outstanding as of December 10, 2021, as set forth in the Issuer’s Current Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on December 15, 2021, plus the number of Subject Shares.)

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty days preceding the date of this Schedule 13D.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

CUSIP No. 095306106	13D	Page 11 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated December 22, 2021

2	Subscription Agreement dated December 15, 2021, by and among Blue Bird Corporation, Coliseum Capital Partners, L.P., and Blackwell Partners LLC – Series A (incorporated by reference to Exhibit 10.1 to the Issuer’s Current report on form 8-K, filed by the Issuer with the SEC on December 16, 2021)

3	Amendment and Joinder to Registration Rights Agreement, entered into as of December 15, 2021, by and among Blue Bird Corporation, ASP BB Holdings LLC (as Transferee of The Traxis Group B.V.), Coliseum Partners, L.P., and Blackwell Partners LLC – Series A (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on December 16, 2021)

CUSIP No. 52110H 100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 22, 2021

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact